Exhibit 99.2

The New Strategy

American Realty Capital Trust V, Inc. (the “Company”), upon the recommendation by its advisor, American Realty Capital Advisors V, Inc.(the “Advisor”) and approval by its board of directors, has adopted new Investment Objectives and Acquisition and Investment Policies (the “New Strategy”). Under the New Strategy, the Company expects to focus on originating and acquiring first mortgage and other commercial real estate-related debt investments across all major commercial real estate sectors (such investments collectively, “CRE Debt Investments”). The Company will maintain its investments in its existing portfolio of 463 net leased commercial real estate properties (the “Net Lease Portfolio”), and will continue to selectively invest in additional net lease properties to consolidate the Net Lease Portfolio. The Company intends to finance its CRE Debt Investments primarily through mortgage financing secured by the Net Lease Portfolio.

Market Opportunity

The Company believes that CRE Debt Investments present an attractive investment opportunity given the strength of demand for, and regulatory constraints on the supply of, commercial real estate financing. Commercial real estate transaction volume has been increasing in recent years as commercial property values have recovered from the economic downturn. The Company believes that these trends will continue, given forecasts for continued strong major sector occupancy and rent growth, and a favorable supply/demand outlook. In addition, approximately $1.3 trillion in commercial mortgage debt is expected to mature in the next four years, with more than $330 billion maturing each year over the next three years.

The Company believes that new capital requirements, regulations and potential risk retention rules will limit the growth of commercial mortgage-backed securities (“CMBS”) issuance. Risk retention requirements for securitizations, expected to be finalized in 2015, may cause a reduction in the availability of financing through CMBS securitizations. The Volcker Rule, finalized in 2013 and expected to be implemented in 2017, limits banks’ ownership of, and relationship with, hedge funds and private equity funds. The Basel III capital reserve requirements, which will be phased in over the period from 2015 to 2019, are expected to increase the risk weightings of CRE Debt Investments, making such assets less attractive for regulated banks. These regulatory developments are expected to have the effect of making CRE Debt Investments more costly for banks, thus creating an opportunity for well-capitalized non-bank lenders.

Business Strategy

Portfolio

The Company believes that its ability to generate financing proceeds collateralized by the Net Lease Portfolio will provide the Company with an advantage relative to other non-bank lenders operating in the same market who must generate financing that will likely be more expensive than the financing collateralized by the Net Lease Portfolio. Further, the Company believes that its Net Lease Portfolio will be complementary to a portfolio of CRE Debt Investments. The Net Lease Portfolio will continue to provide a tax shield through depreciation deductions that the Company believes will allow it to hold CRE Debt Investments in a more tax efficient manner than investors who do not get the benefit of such deductions.

The Company believes that these benefits, along with the diversification provided by the Net Lease Portfolio, will provide a strategic, differentiated investment offering to investors while maximizing shareholder value.

Financing

The Company believes that the Sponsor’s active involvement in the CRE Debt Investments market, as well as in the financial services industry in general, will enhance the Company’s ability to source and ultimately finance CRE Debt Investments. Through the Sponsor’s long-running relationships with investors, lenders, underwriters and intermediaries, the Company expects to be able to secure various forms of financing, including mortgage financing secured by the Net Lease Portfolio, collateralized loan obligation issuances, bank financing and repo facilities, on attractive terms.

Origination

The Company believes that its Advisor’s relationship with American Realty Capital (the “Sponsor”) will provide it with an informational advantage in the market for CRE Debt Investments. The Sponsor has organized more than 20 real estate investment companies with a combined value of approximately $52 billion, and has acquired more than 6,000 properties. The Company believes that the Sponsor’s expertise and active involvement in the commercial real estate market will provide the Sponsor with valuable market intelligence on origination, pricing, loan terms and other aspects of the CRE Debt Investments market.

In addition, the Company believes that the Sponsor’s large-scale presence in the commercial real estate market, and extensive relationships with financial institutions, mortgage bankers and direct lenders will provide a competitive advantage in the sourcing and evaluation of potential CRE Debt Investments. To select investment opportunities from this pipeline in accordance with the Company’s origination, underwriting, closing and asset management strategies, the Advisor has hired a team of professionals with considerable experience in sourcing, evaluating, selecting and managing CRE Debt Investments.

The Company believes that it is well positioned to operate as a commercial real estate lending platform, which will enable it to efficiently invest in CRE Debt Investments and, through investment in floating-rate CRE Debt Investments, provide an opportunity for durable yield in a rising interest rate environment.

Target Investments

The Company expects to focus on originating and acquiring first mortgage and mezzanine loans across all major commercial real estate sectors. The Advisor will evaluate all potential CRE Debt Investments to determine if the term, security, cash flows and other metrics meet the Company’s investment criteria and objectives. The Company may selectively syndicate portions of these loans, including senior or junior participations, which will effectively provide permanent financing or optimize returns.

First Mortgage Loans

The Company expects to lend to experienced operators that are buying, recapitalizing or repositioning properties, with minimum owner’s equity of 15%-40%. In addition, the Company may seek personal or corporate guarantees for additional security. First mortgage loans are expected to have a term of two to five years, and may feature equity “kicker” participations.

First mortgage loans generally feature a lower default rate than other types of debt, due to favorable control features often included in such loans, which may effectively provide a lender with control of the entire capital structure. In addition, the first lien security interest in the underlying property often allows for recovery even in the event of a bankruptcy by the borrower. The relative security, compared to unsecured loans, makes first mortgage loans more liquid than unsecured loans. However, these loans typically generate lower returns than unsecured debt and subordinate debt such as subordinate loans and mezzanine loans.

Credit Loans

The Company intends to invest in credit loans alongside first mortgage lenders. Such loans would include B-notes, which are subordinated interests in first mortgage loans, mezzanine loans, secured by ownership interests in the borrowing entity and preferred equity positions, which provide for a preferred return, with a liquidation preference in the borrowing entity. The Company expects to lend between 50% and 85% of the property value, at fixed or floating interest rates between 7% and 13%, with loan terms between two and ten years.

Investment Process

At the origination stage, the Advisor’s management team will review all aspects of properties underlying potential CRE Debt Investments, including rent rolls, financial statements, budget, sponsor and operator experience and market data. In the Underwriting stage, to be overseen by the chief investment officer, the Advisor will evaluate third party reports including engineering, environmental and title reports and appraisals. The Advisor will undertake site visits as necessary, and will review sponsor/borrower credit information. The results of this review will be presented to the investment committee, which will consist of the president and the chief investment officer. The unanimous agreement of the investment committee will be required for all investments. Approval by the independent directors will be required, in accordance with the investment guidelines adopted by the board. Closings, to be managed by the Advisor’s legal department, will be conducted in accordance with, and subject to the stipulations included in, the investment committee and board approval.

Asset management will be overseen by the chief investment officer. The investment committee will review all investments on a quarterly basis, including quarterly reports on the financial performance of the underlying real estate.

Risks Related to Investments Pursuant to the New Strategy

Investing in commercial real estate loans and other commercial real estate investments is subject to a number of risks, which include the following:

The CRE Debt Investments the Company intends to invest in could be subject to delinquency, loss and bankruptcy, which could result in losses.

Commercial real estate loans are subject to risks of delinquency, loss and bankruptcy of the borrower. The ability of a borrower to repay a loan secured by, or dependent on revenue derived from, commercial real estate is typically dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced or is not increased, depending on the borrower’s business plan, the borrower’s ability to repay the loan may be impaired. Net operating income of a property can be affected by, each of the following factors, among other things:

•	macroeconomic and local economic conditions;
•	tenant mix;
•	success of tenant businesses;
•	property management decisions;
•	property location and condition;
•	property operating costs, including insurance premiums, real estate taxes and maintenance costs;
•	competition from comparable types of properties;
•	effects on a particular industry applicable to the property, such as hotel vacancy rates;
•	changes in governmental rules, regulations and fiscal policies, including environmental legislation;
•	changes in laws that increase operating expenses or limit rents that may be charged;
•	any need to address environmental contamination at the property;
•	the occurrence of any uninsured casualty at the property;
•	changes in national, regional or local economic conditions and/or specific industry segments;
•	declines in regional or local real estate values;
•	branding, marketing and operational strategies;
•	declines in regional or local rental or occupancy rates;
•	increases in interest rates;
•	real estate tax rates and other operating expenses;
•	acts of God;
•	social unrest and civil disturbances;
•	terrorism; and
•	increases in costs associated with renovation and/or construction.

Any one or a combination of these factors may cause a borrower to default on a loan or to declare bankruptcy. If a default or bankruptcy occurs in respect of an unsecured loan, or a loan secured by property for which the proceeds of liquidation (net of expenses) is less than the loan amount, the Company will suffer a loss.

CRE Debt Investments that are secured by a lien on commercial real estate are subject to the risks typically associated with commercial real estate.

CRE Debt Investments the Company originates and invests in may be secured by a lien on real property. Where the Company’s investment is secured by such a lien, the occurrence of a default on a CRE Debt Investments could result in the Company acquiring ownership of the property. There can be no assurance that the values of the properties ultimately securing CRE Debt Investments will remain at the levels existing on the dates of origination of such loans. If the value of the properties drop, the Company’s risk will increase because of both the lower value of the security and the reduction in borrower equity associated with such loans. In this manner, real estate values could impact the values of CRE Debt Investments

Delays in liquidating defaulted CRE Debt Investments could reduce investment returns.

If the Company acquires or originate CRE Debt Investments and there are defaults under those debt investments, the Company may not be able to repossess and sell the properties securing such investments quickly. Foreclosure of a loan can be an expensive and lengthy process that could have a negative effect on the Company’s return on the foreclosed loan. Borrowers often resist foreclosure actions by asserting numerous claims, counterclaims and defenses, including but not limited to, lender liability claims, in an effort to prolong the foreclosure action. In some states, foreclosure actions can take several years or more to resolve. At any time during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure action and further delaying the foreclosure process. The resulting time delay could reduce the value of assets securing defaulted loans. Furthermore, an action to foreclose on a property securing a loan is regulated by state statutes and regulations and is subject to the delays and expenses associated with lawsuits if the borrower raises defenses or counterclaims. In the event of default by a borrower, these restrictions, among other things, may impede the Company’s ability to foreclose on or sell the property securing the loan or to obtain proceeds sufficient to repay all amounts due on the loan. In addition, the Company may be forced to operate any foreclosed properties for a substantial period of time, which could be a distraction for management and may require the Company to pay significant costs associated with such property.

Subordinate commercial real estate debt that the Company acquires or originates could constitute a significant portion of the Company’s portfolio and may expose the Company to greater losses.

The Company intends to acquire or originate subordinate commercial real estate debt, including subordinate mortgage and mezzanine loans and participations in such loans. These types of investments could constitute a significant portion of the Company’s portfolio and may involve a higher degree of risk than the type of assets that will constitute the majority of the Company’s CRE Debt Investments, namely first mortgage loans secured by real property. In the event a borrower declares bankruptcy, the Company may not have full recourse to the assets of the borrower or the assets of the borrower may not be sufficient to satisfy the first mortgage loan and the Company’s subordinate debt investment. If a borrower defaults on the Company’s subordinate debt or on debt senior to the Company’s, or in the event of a borrower bankruptcy, the Company’s subordinate debt will be satisfied only after the senior debt is paid in full. If debt senior to the Company’s debt investment exists, the presence of intercreditor arrangements may limit the Company’s ability to amend its debt agreements, assign its debt, accept prepayments, exercise its remedies (through “standstill periods”) and control decisions made in bankruptcy proceedings relating to the Company’s investment. As a result, the Company may not recover some or all of its investment. In addition, real properties securing subordinate debt investments may have higher loan-to-value ratios than conventional debt, resulting in less equity in the real property and increasing the risk of loss of principal and interest.

Jurisdictions with one action or security first rules or anti-deficiency legislation may limit the ability to foreclose on the property or to realize the obligation secured by the property by obtaining a deficiency judgment.

In the event of any default under its CRE Debt Investments, the Company bears the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the collateral and the principal amount of the loan. Certain states in which the collateral securing the Company’s CRE Debt Investments may be located may have laws that prohibit more than one judicial action to enforce a mortgage obligation, requiring the lender to exhaust the real property security for such obligation first or limiting the ability of the lender to recover a deficiency judgment from the obligor following the lender’s realization upon the collateral, in particular if a non-judicial foreclosure is pursued. These statutes may limit the right to foreclose on the property or to realize the obligation secured by the property.

The Company’s investments in CRE Debt Investments are subject to changes in credit spreads.

The Company’s investments in CRE Debt Investments are subject to changes in credit spreads. If credit spreads widen, the economic value of investments will decrease. Even though the Company’s investments may be performing in accordance with its terms and the underlying collateral has not changed, the market value of the Company’s investments would be reduced as a result of the widened credit spread.

Investments in non-conforming or non-investment grade rated loans or securities involve greater risk of loss to the Company.

Some of the Company’s CRE Debt Investments may not conform to conventional loan standards applied by traditional lenders and either will not be rated or will be rated as non-investment grade by the rating agencies. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, these investments may have a higher risk of default and loss than investment grade rated assets. Any loss the Company incurs may be significant and may reduce distributions to you and adversely affect the value of your common stock.

Insurance may not cover all potential losses on the properties underlying the Company’s investments which may harm the value of its assets.

The Company generally requires that each of the borrowers under its CRE Debt Investments obtain comprehensive insurance covering the mortgaged property, including liability, fire and extended coverage. The Company also generally obtains insurance directly on any property it acquires. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes, that may be uninsurable or not economically insurable. The Company may not, and may not require borrowers to, obtain certain types of insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the property, which might impair the Company’s security and decrease the value of the property.

Investments that are not insured involve greater risk of loss than insured investments.

The Company may acquire and originate uninsured loans and assets as part of its investment strategy. Such loans and assets may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and commercial real estate securities. While holding such interests, the Company is subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. To the extent the Company suffers such losses with respect to its uninsured investments, the value of the Company and the value of its common stock may be adversely affected.

Adjustable-rate commercial real estate loans may entail greater risks of default than fixed-rate commercial real estate loans.

Adjustable-rate commercial real estate loans the Company acquires or originates may have higher delinquency rates than fixed-rate loans. Borrowers with adjustable-rate mortgage loans may be exposed to increased monthly payments if the related interest rate adjusts upward from the initial fixed-rate or a low introductory rate, as applicable, in effect during the initial period of the loan to the rate computed in accordance with the applicable index and margin. This increase in borrowers’ monthly payments, together with any increase in prevailing market interest rates, after the initial fixed-rate period, may result in significantly increased monthly payments for borrowers with adjustable-rate loans, which may make it more difficult for the borrowers to repay the loan or could increase the risk of default of their obligations under the loan.

Changes in interest rates could negatively affect the value of the Company’s investments, which could result in reduced income or losses and negatively affect the cash available for distribution to you.

The Company may invest in fixed-rate CMBS and other fixed-rate investments. Under a normal yield curve, an investment in these instruments will decline in value if long-term interest rates increase. The Company will also invest in floating-rate investments, for which decreases in interest rates will have a negative effect on value and interest income. Declines in fair value may ultimately reduce income or result in losses, which may negatively affect cash available for distribution to stockholders.

The Company has no established investment criteria limiting the size of each investment the Company makes in CRE Debt Investments, or the geographic or industry concentration of its investments in CRE Debt Investments. If the Company’s investments are concentrated in an area that experiences adverse economic conditions, the Company’s investments may lose value and the Company may experience losses.

The Company may make large investments in individual loans or securities, which may be secured by a single property, or the Company may make investments in multiple loans or securities, which may be secured by multiple properties are concentrated in one geographic location and which exclusively serve a particular industry, such as hotel, office or otherwise. Such investments would carry the risks associated with significant geographic and industry concentration. The Company has not established and does not plan to establish any investment criteria to limit its exposure to these risks for future investments. As a result, single CRE Debt Investments may represent a significant percentage of the Company’s assets, and the properties underlying its investments may be overly concentrated in certain geographic areas and certain industries, and the Company may experience losses as a result. A worsening of economic conditions in a geographic area or an industry in which the Company’s investments may be concentrated could have an adverse effect on the value of such investments, limit the ability of borrowers to pay financed amounts, impair the value of collateral and adversely impact the Company’s origination of new investments by reducing the demand for new financings.

Many of the Company’s investments are illiquid and the Company may not be able to vary its portfolio in response to changes in economic and other conditions, which may result in losses.

Many of the Company’s investments are illiquid. As a result, the Company’s ability to sell CRE Debt Investments or properties in response to changes in economic and other conditions, could be limited, even at distressed prices. The Internal Revenue Code also places limits on the Company’s ability to sell properties held for fewer than two years. These considerations could make it difficult the Company to dispose of any of its assets even if a disposition were in the best interests of its stockholders. As a result, the Company’s ability to vary its portfolio in response to further changes in economic and other conditions may be relatively limited, which may result in losses.

Declines in the fair value of the Company’s investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution.

Most of the Company’s security investments will be classified for accounting purposes as “available-for-sale.” These assets will be carried at estimated fair value and temporary changes in the fair value of those assets will be directly charged or credited to equity with no impact on the Company’s statement of operations. If the Company determines that a decline in the estimated fair value of an available-for-sale security falls below its amortized value and is not temporary, the Company will recognize a loss on that security on the statement of operations, which will reduce the Company’s income in the period recognized.

A decline in the fair value of the Company’s assets may adversely affect the Company particularly in instances where the Company has borrowed money based on the fair value of those assets. If the fair value of those assets declines, the lender may require the Company to post additional collateral to support the asset. If the Company were unable to post the additional collateral, its lenders may refuse to continue to lend to it or reduce the amounts they are willing to lend to it. Additionally, the Company may have to sell assets at a time when it might not otherwise choose to do so. A reduction in credit available may reduce the Company’s income and, in turn, cash available for distribution.

Further, lenders may require the Company to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow it to satisfy its collateral obligations. As a result, the Company may not be able to leverage its assets as fully as it would choose, which could reduce its return on equity. In the event that the Company is unable to meet these contractual obligations, its financial condition could deteriorate rapidly.

The fair value of the Company’s investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that the Company has that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

Some of the Company’s investments will be carried at estimated fair value as determined by the Company and, as a result, there may be uncertainty as to the value of these investments.

Some of the Company’s investments will be in the form of securities that are recorded at fair value but have limited liquidity or are not publicly-traded. The fair value of these securities and potentially other investments that have limited liquidity or are not publicly-traded may not be readily determinable. The Company estimates the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates and assumptions, the Company’s determinations of fair value may differ materially from the values that would have been used if a readily available market for these securities existed. The value of the Company’s common stock could be adversely affected if the Company’s determinations regarding the fair value of these investments are materially higher than the values that the Company ultimately realizes upon their disposal.

Many of the Company’s investments may be illiquid and the Company may not be able to vary its portfolio in response to changes in economic and other conditions, which may result in losses.

Many of the Company’s investments are illiquid. As a result, the Company’s ability to sell commercial real estate debt, securities or properties in response to changes in economic and other conditions, could be limited, even at distressed prices. The Internal Revenue Code also places limits on the Company’s ability to sell properties held for fewer than two years. These considerations could make it difficult for the Company to dispose of any of its assets even if a disposition were in the best interests of its stockholders. As a result, the Company’s ability to vary its portfolio in response to further changes in economic and other conditions may be relatively limited, which may result in losses.

If the Company overestimates the value or income-producing ability or incorrectly price the risks of its investments, the Company may experience losses.

Analysis of the value or income-producing ability of a commercial property is highly subjective and may be subject to error. The Company values its potential investments based on yields and risks, taking into account estimated future losses on the commercial real estate loans and the property included in the securitization’s pools or commercial real estate investments, and the estimated impact of these losses on expected future cash flows and returns. In the event that the Company underestimates the risks relative to the price it pays for a particular investment, it may experience losses with respect to such investment.

The leases on the properties underlying the Company’s investments may not be renewed on favorable terms.

The properties underlying the Company’s investments could be negatively impacted by deteriorating economic conditions and weaker rental markets. Upon expiration or earlier termination of leases on these properties, the space may not be relet or, if relet, the terms of the renewal or reletting (including the cost of required renovations or concessions to tenants) may be less favorable than current lease terms. In addition, the poor economic conditions may reduce a tenant’s ability to make rent payments under their leases. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by these properties. Additionally, if market rental rates are reduced, property-level cash flows would likely be negatively affected as existing leases renew at lower rates. If the leases for these properties cannot be renewed for all or substantially all of the space at these properties, or if the rental rates upon such renewal or reletting are significantly lower than expected, the value of the Company’s investments may be adversely effected.

While the Company expects to align the maturities of its liabilities with the maturities on its assets, it may not be successful in that regard which could harm its operating results and financial condition.

The Company’s general financing strategy will include the use of “match-funded” structures. This means that the Company will seek to align the maturities of its liabilities with the maturities on its assets in order to manage the risks of being forced to refinance its liabilities prior to the maturities of its assets. In addition, the Company plans to match interest rates on its assets with like-kind borrowings, so fixed-rate assets are financed with fixed-rate borrowings and floating-rate assets are financed with floating-rate borrowings, directly or indirectly through the use of interest rate swaps, caps and other financial instruments or through a combination of these strategies. The Company may fail to appropriately employ match-funded structures on favorable terms, or at all. The Company may also determine not to pursue a match-funded structure with respect to a portion of its financings for a variety of reasons. If the Company fails to appropriately employ match-funded structures, its exposure to interest rate volatility and exposure to matching liabilities prior to the maturity of the corresponding asset may increase substantially which could harm the Company’s operating results, liquidity and financial condition.

The Company’s investments in certain debt instruments may cause the Company to recognize income for U.S. federal income tax purposes even though no cash payments have been received on the debt instruments, and certain modifications of such debt by the Company could cause the modified debt to not qualify as a good REIT asset, thereby jeopardizing the Company’s REIT qualification.

The Company’s taxable income may substantially exceed its net income as determined based on GAAP, or differences in timing between the recognition of taxable income and the actual receipt of cash may occur. For example, the Company may acquire assets, including debt securities requiring us to accrue original issue discount or recognize market discount income, that generate taxable income in excess of economic income or in advance of the corresponding cash flow from the assets. In addition, if a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, the Company may nonetheless be required to continue to recognize the unpaid interest as taxable income with the effect that the Company will recognize income but will not have a corresponding amount of cash available for distribution to its stockholders.

As a result of the foregoing, the Company may generate less cash flow than taxable income in a particular year and find it difficult or impossible to meet the REIT distribution requirements in certain circumstances. In such circumstances, the Company may be required to (a) sell assets in adverse market conditions, (b) borrow on unfavorable terms, (c) distribute amounts that would otherwise be used for future acquisitions or used to repay debt, or (d) make a taxable distribution of the Company’s common stock as part of a distribution in which stockholders may elect to receive common stock or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with the REIT distribution requirements.

Moreover, the Company may acquire distressed debt investments that require subsequent modification by agreement with the borrower. If the amendments to the outstanding debt are “significant modifications” under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to the Company in a debt-for-debt taxable exchange with the borrower. This deemed reissuance may prevent the modified debt from qualifying as a good REIT asset if the underlying security has declined in value and generally would cause the Company to recognize income to the extent the principal amount of the modified debt exceeds the Company’s adjusted tax basis in the unmodified debt.

Modification of the terms of the Company’s debt investments and mortgage loans underlying its CMBS in conjunction with reductions in the value of the real property securing such loans could cause the Company to fail to continue to qualify as a REIT.

The Company’s debt and securities investments may be materially affected by a weak real estate market and economy in general. As a result, many of the terms of the Company’s debt and the mortgage loans underlying the Company’s securities may be modified to avoid taking title to a property. If the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan for U.S. federal income tax purposes. In general, under applicable Treasury Regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of the date the Company agreed to acquire the loan or the date the Company significantly modified the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the loan treated as a non-qualifying asset for purposes of the 75% asset test would be subject to, among other requirements, the requirement that a REIT not hold securities possessing more than 10% of the total value of the outstanding securities of any one issuer (the “10% Value Test”).

IRS Revenue Procedure 2014-51 provides a safe harbor pursuant to which the Company will not be required to redetermine the fair market value of real property securing a loan for purposes of the gross income and asset tests discussed above in connection with a loan modification that is: (i) occasioned by a borrower default; or (ii) made at a time when the Company reasonably believes that the modification to the loan will substantially reduce a significant risk of default on the original loan. No assurance can be provided that all of the Company’s loan modifications have or will qualify for the safe harbor in Revenue Procedure 2014-51. To the extent the Company significantly modifies loans in a manner that does not qualify for that safe harbor, the Company will be required to redetermine the value of the real property securing the loan at the time it was significantly modified. In determining the value of the real property securing such a loan, the Company generally will not obtain third-party appraisals, but rather will rely on internal valuations. No assurance can be provided that the IRS will not successfully challenge the Company’s internal valuations. If the terms of the Company’s debt investments and the mortgage loans underlying its CMBS are “significantly modified” in a manner that does not qualify for the safe harbor in Revenue Procedure 2014-51 and the fair market value of the real property securing such loans has decreased significantly, the Company could fail the 75% gross income test, the 75% asset test and/or the 10% Value Test. Unless the Company qualified for relief under certain Internal Revenue Code cure provisions, such failures could cause the Company to fail to continue to qualify as a REIT.

The tax on prohibited transactions will limit the Company’s ability to engage in transactions, including certain methods of securitizing mortgage loans that would be treated as sales for U.S. federal income tax purposes.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held as inventory or primarily for sale to customers in the ordinary course of business. The Company might be subject to this tax if the Company were to sell or securitize loans in a manner that was treated as a sale of the loans as inventory for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, the Company may choose not to engage in certain sales of loans, other than through a TRS, and the Company may be required to limit the structures the Company uses for its securitization transactions, even though such sales or structures might otherwise be beneficial for the Company.

The failure of a mezzanine loan to qualify as a real estate asset would adversely affect the Company’s ability to qualify as a REIT.

In general, in order for a loan to be treated as a qualifying real estate asset producing qualifying income for purposes of the REIT asset and income tests, the loan must be secured by real property. The Company may originate or acquire mezzanine loans that are not directly secured by real property but instead secured by equity interests in a partnership or limited liability company that directly or indirectly owns real property. In Revenue Procedure 2003-65, the Internal Revenue Service (the “IRS”) provided a safe harbor pursuant to which a mezzanine loan that is not secured by real estate would, if it meets each of the requirements contained in the Revenue Procedure, be treated by the IRS as a qualifying real estate asset. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law and in many cases it may not be possible for us to meet all the requirements of the safe harbor. The Company cannot provide assurance that any mezzanine loan in which the Company invests would be treated as a qualifying asset producing qualifying income for REIT qualification purposes. If any such loan fails either the gross income tests or the asset tests, the Company may be disqualified as a REIT.

The Company’s qualification as a REIT and exemption from U.S. federal income tax with respect to certain assets may be dependent on the accuracy of legal opinions or advice rendered or given or statements by the issuers of assets that the Company acquires, and the inaccuracy of any such opinions, advice or statements may adversely affect the Company’s REIT qualification and result in significant corporate-level tax.

When purchasing securities, the Company may rely on opinions or advice of counsel for the issuer of such securities, or statements made in related offering documents, for purposes of determining whether such securities represent debt or equity securities for U.S. federal income tax purposes, and also to what extent those securities constitute real estate assets for purposes of the asset tests and produce qualifying income for purposes of the 75% gross income test. In addition, when purchasing the equity tranche of a securitization, the Company may rely on opinions or advice of counsel regarding the qualification of the securitization for exemption from U.S. corporate income tax and the qualification of interests in such securitization as debt for U.S. federal income tax purposes. The inaccuracy of any such opinions, advice or statements may adversely affect the Company’s REIT qualification and result in significant corporate level tax.

The taxable mortgage pool (“TMP”) rules may increase the taxes that the Company or its stockholders may incur, and may limit the manner in which the Company effects future securitizations.

Securitizations originated or acquired by the Company or its subsidiaries could result in the creation of TMPs for U.S. federal income tax purposes. As a result, the Company could have ‘‘excess inclusion income.’’ Certain categories of stockholders, such as non-U.S. stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to any such excess inclusion income. In the case of a stockholder that is a REIT, regulated investment company (“RIC”), common trust fund or other pass-through entity, the Company’s allocable share of the Company’s excess inclusion income could be considered excess inclusion income of such entity. In addition, to the extent that the Company’s common stock is owned by tax-exempt ‘‘disqualified organizations,’’ such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, the Company may incur a corporate level tax on a portion of any excess inclusion income. Because this tax generally would be imposed on the Company, all of its stockholders, including stockholders that are not disqualified organizations, generally will bear a portion of the tax cost associated with the classification of the Company or a portion of the Company’s assets as a TMP. A RIC, or other pass-through entity owning the Company’s common stock in record name will be subject to tax at the highest U.S. federal corporate tax rate on any excess inclusion income allocated to their owners that are disqualified organizations. Moreover, the Company could face limitations in selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for tax purposes. Finally, if the Company were to fail to qualify as a REIT, any TMP securitizations would be treated as separate taxable corporations for U.S. federal income tax purposes that could not be included in any consolidated U.S. federal corporate income tax return. These limitations may prevent the Company from using certain techniques to maximize its returns from securitization transactions.